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                                                                 EXHIBIT (a)(10)


For more information contact:
Laurie Bernardy (414) 438-6880

BRADY CORPORATION ANNOUNCES COMPLETION OF TENDER OFFER FOR IMTEC INC.

MILWAUKEE (March 22, 2000)--Brady Corporation (NYSE: BRC) announced today that its indirect, wholly owned subsidiary, IMTC Acquisition Corp., has accepted for payment all shares of Imtec Inc. (NASDAQSC: IMTC) common stock that were tendered pursuant to IMTC's tender offer for all outstanding shares of common stock of Imtec Inc. at $12.00 cash per share. The tender offer expired as scheduled at 5:00 p.m., eastern time on March 21, 2000.

         Based upon a preliminary count from the depositary, 1,565,403 shares of Imtec Inc. common stock (including 1,708 by notice of guaranteed delivery) were tendered and not withdrawn, which constitutes approximately 94.4% of the outstanding shares of Imtec common stock. Payment for the tendered shares will be made promptly by the depositary. Subject to the terms of the merger agreement between Brady Corporation, IMTC Acquisition Corp. and Imtec Inc., shares of common stock not tendered in the offer will be converted into the right to receive $12.00 cash per share upon completion of the merger between IMTC Acquisition Corp. and Imtec Inc. It is anticipated that the registration of Imtec Inc. common stock under the Securities Exchange Act of 1934 will be terminated and the merger will be completed as soon as practicable.

         Brady expects the acquisition of Imtec to strengthen its position in the fast-growing automatic identification and data collection market and the high-performance-label segment.

         "We are very pleased with the acceptance of our offer and look forward to the successful integration of Imtec into the Brady family," said Brady President and Chief Executive Officer Katherine M. Hudson. "Imtec's people, products and services will further enhance Brady's complete identification solutions that help customers improve productivity and performance."

         Founded in 1982, Imtec designs, manufactures and sells high-performance labels and labeling systems used in electronics and industrial markets primarily in North America. Its products include preprinted labels, printer laminators, printer applicators and labeling supplies. Headquartered in Bellows Falls, Vt., Imtec reported sales of about $14 million and net income of approximately $0.9 million in fiscal 1999. It employs about 95 people throughout the United States.

         Brady Corporation is an international manufacturer and marketer of complete identification solutions, with products including labels, software, printing systems, label-application and data-collection systems, signs, safety devices and specialty materials for manufacturing, electrical, electronic, telecommunications and a variety of other markets. Founded in 1914, Brady is headquartered in Milwaukee and employs about 3,000 people in operations in the United States, Europe, Asia/Pacific, Latin America and Canada. Brady's fiscal 1999 sales were approximately $471 million and net income was approximately $40 million. More information about the companies is available on the Internet at WWW.BRADYCORP.COM and WWW.IMTECINC.COM.

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